SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. _____)

                     First Mid-Illinois Bancshares, Inc.
    --------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $4.00 per share
    --------------------------------------------------------------------
                       (Title of Class of Securities)

                                 320866 106
    --------------------------------------------------------------------
                               (CUSIP Number)

                               Mary Lee Sparks
                          2438 Campbell Road, N.W.
                       Albuquerque, New Mexico  87104
                               (505) 344-0494
    --------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 26, 2002
    --------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
   13d-1(g), check the following box  [   ].

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                       (Continued on following pages)










































                              Page 2 of 7 Pages


   CUSIP No. 320866 106              13D                Page 3 of 7 Pages


      1    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Mary Lee Sparks

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                             (b)  [x]

      3    SEC USE ONLY

      4    SOURCE OF FUNDS
            PF

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

      NUMBER OF      7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY        255,267 Shares
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                     8   SHARED VOTING POWER
                         66,904 Shares

                     9   SOLE DISPOSITIVE POWER
                         255,267 Shares

                    10   SHARED DISPOSITIVE POWER
                         66,904 Shares

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,171 Shares

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                            [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.5%

     14    TYPE OF REPORTING PERSON
           IN


   ITEM 1.   SECURITY AND ISSUER.

        This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

   ITEM 2.   IDENTITY AND BACKGROUND.

        This statement is being filed by Mary Lee Sparks individually and as trustee of the trust described in Item 5 below. Ms. Sparks is a citizen of the United States of America. Her principal occupation is managing her investments. Her address is 2438 Campbell Road, N.W., Albuquerque, New Mexico 87104.

        During the last five years, Ms. Sparks (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Shares of Common Stock for which Ms. Sparks is reporting beneficial ownership herein have been acquired in the following manner: (i) 221,039 shares were acquired by Ms. Sparks individually from the Mary Lee Sparks Trust under Article V of the Mary G. Lumpkin Trust dated January 31, 1984 (see Item 5 below); (ii) 1,913 shares were acquired by Ms. Sparks individually; (iii) 32,315 shares were acquired by a trust for the benefit of her nephew (see Item 5 below); and (iv) 66,904 shares were acquired by SKL Investment Group, LLC (see
   Item 5 below). No borrowed funds were used for the above-listed acquisitions.

   ITEM 4.   PURPOSE OF TRANSACTION.

        Purchases of shares of Common Stock by Ms. Sparks have been for investment purposes. Ms. Sparks may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Ms. Sparks has no present intention to sell any shares, she could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by her.

        Except as set forth above, Ms. Sparks does not have any plan or proposal which relates to any of the following matters:



                              Page 4 of 7 Pages


        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

        (a) & (b) Ms. Sparks holds sole voting and investment power over the following shares of Common Stock: (i) 222,952 shares held individually; and (ii) 32,315 shares held in a trust for the benefit of her nephew, under which Ms. Sparks serves as trustee (Ms. Sparks disclaims beneficial ownership of these 32,315 shares). Ms. Sparks' beneficial ownership reported herein includes 66,904 shares held by SKL Investment Group, LLC over which shares Ms. Sparks has shared voting and investment power. Ms. Sparks' total beneficial ownership amounts to 322,171 shares of Common Stock, or 9.5% of the outstanding shares.

        (c) During the past 60 days, Ms. Sparks has effected no transactions in the Common Stock other than an acquisition by Ms. Sparks individually of 221,039 shares from the termination of the Mary Lee Sparks Trust under Article V of the Mary G. Lumpkin Trust dated

                              Page 5 of 7 Pages


   January 31, 1984, under which Ms. Sparks was a beneficiary, on February 26, 2002.

        (d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Ms. Sparks, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Sparks.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Sparks and any person with respect to any securities of the issuer.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

        None.
































                              Page 6 of 7 Pages


                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  February 26, 2002

                                           /s/ Mary Lee Sparks
                                           -----------------------------
                                           Mary Lee Sparks










































                              Page 7 of 7 Pages